Exhibit 99.2

WALLBOX N.V.

CONVOCATION NOTICE OF THE 2024 ANNUAL GENERAL MEETING

This is the convocation notice for the annual general meeting of shareholders of Wallbox N.V., a public limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, registered with the Dutch trade register under number 83012559 (Company), to be held on Friday 7 June 2024 at 12:30 p.m. CEST at Parnassusweg 300, 1081 LC Amsterdam, the Netherlands (AGM).

AGENDA

The agenda items of the AGM shall be as follows. Undefined terms in this agenda shall have the meaning as set out in the explanatory notes to the agenda.

(1)	Opening

(2)	Discussion of the annual report for the financial year 2023 (discussion item)

(3)	Adoption of the annual accounts for the financial year 2023 (voting item)

(4)	Explanation of policy on reserves and dividends (discussion item)

(5)	Discharge from liability of the directors for the performance of their duties during the financial year 2023 (voting item)

(6)	Reappointment and appointment of the following twelve directors of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2025 (voting items):

(a)	Reappointment of Enric Asunción Escorsa as executive director

(b)	Reappointment of Beatriz González Ordóñez as non-executive director

(c)	Reappointment of Francisco J. Riberas Mera as non-executive director

(d)	Reappointment of Pol Soler Masferrer as non-executive director

(e)	Reappointment of Carl A.W. Pettersson as non-executive director

(f)	Reappointment of Donna Kinzel as non-executive director

(g)	Reappointment of César Ruipérez Cassinello as non-executive director

(h)	Reappointment of Justin Mirro as non-executive director

(i)	Reappointment of Dr. Dieter Ernst Zetsche as non-executive director

(j)	Appointment of Paolo Campinoti as non-executive director

(k)	Appointment of Ferdinand Schlutius as non-executive director

(l)	Appointment of Jordi Lainz Gavalda as non-executive director

(7)	Approval of the RSU Scheme for non-executive directors of the Company (voting item)

(8)	Authorization of the Board to acquire shares in its own capital (voting item)

(9)	Reappointment of Ernst & Young Accountants, LLP as external auditor for the financial year 2024 (voting item)

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(10)	Any other business

(11)	Closing

No business shall be voted on at the AGM, except such items as included as voting items in the abovementioned agenda.

Meeting materials

Copies of the annual report for the financial year 2023, the annual accounts for the financial year 2023 and the explanatory notes to the agenda (as well as any other meeting materials) are available for inspection and can be obtained free of charge by shareholders and others through the Company’s website (https://investors.wallbox.com) and at the offices of the Company at Carrer del Foc 68, 08038 Barcelona, Spain, until the close of the AGM.

Record Date and designated registers

The record date for all shareholders for the AGM is Friday 10 May 2024 (Record Date). All holders of shares in the capital of the Company as of the Record Date are entitled to receive notice, attend the AGM and vote at the AGM. Those shareholders, and any other person with meeting rights and/or voting rights with respect to shares in the capital of the Company, listed as such on the Record Date in the Company’s shareholders’ register or in the register maintained by the Company’s U.S. transfer agent, Continental Stock Transfer & Trust Company, may attend and, if relevant, vote at the AGM (Registered Holders), regardless of who is entitled to the shares in the capital of the Company at the date of the AGM.

Attendance and voting

Class A shares in the capital of the Company confer the right to cast one vote at the AGM. Class B shares in the capital of the Company confer the right to cast ten votes at the AGM.

Attendance and voting at the meeting in person

Registered Holders and persons who beneficially own shares in the capital of the Company through a broker, bank, nominee or other financial intermediary on the Record Date (Beneficial Owners), who wish to attend and vote at the AGM, must notify the Company in writing of their intention to do so no later than 5:59 am CEST on Wednesday 5 June 2024 (11:59 pm ET on Tuesday 4 June 2024).

Registered Holders must (i) include in their notification to the Company their name and the number of shares in the capital of the Company held by them on the Record Date, (ii) enclose with their notification proof of their ownership of the relevant shares and bring such proof to the AGM, and (iii) bring proof of identity to the AGM.

Beneficial Owners must have their broker, bank, nominee or other financial intermediary with whom the underlying shares in the capital of the Company are on deposit, issue a proxy to them which confirms they are authorized to take part in and vote at the AGM. These Beneficial Owners must (i) include in their notification to the Company their name and the number of shares beneficially owned by them on the Record Date, (ii) enclose with their notification proof of their beneficial ownership of the relevant shares, such as a recent account statement, as well as the aforementioned proxy issued to them, and bring such proof and proxy to the AGM, and (iii) bring proof of identity to the AGM.

Attendance and voting through proxy

In order to be represented and have votes cast at the AGM, shareholders may have themselves represented at the AGM by an electronically recorded or written proxy (instead of attending the meeting in person).

If you are a Registered Holder you will receive by mail an internet notice and you may vote:

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•	by Internet—You can vote over the internet at www.proxyvote.com by following the instructions on the internet notice; and

•

by Mail—You can download the proxy card from the Company’s website at https://investors.wallbox.com/shareholder-meetings and vote by mail by signing, dating and mailing the 2024 voting proxy card and return it in the postage-paid envelope which was provided to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Internet voting facilities for Registered Holders will be available 24 hours a day and will close at 5:59 am CEST on Wednesday 5 June 2024 (11:59 pm ET on Tuesday 4 June 2024). Proxies by mail must be received no later than 5:59 am CEST, on Wednesday 5 June 2024 (11:59 pm ET on Tuesday 4 June 2024).

To vote via the internet, you will need the 16-digit control number included on your internet notice or on the instructions that accompanied your proxy materials.

If you received an internet notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request them. If you would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the internet notice. If you received printed copies of our proxy materials, then instructions regarding how you can vote are contained on the proxy card included in the materials.

Whether or not you expect to attend the AGM in person, we urge you to vote your shares as promptly as possible to ensure your representation and the presence of a quorum at the AGM. If you submit your 2024 voting proxy card or vote online, you may still decide to attend the AGM in person.

If you are a Beneficial Owner and your shares are held in through a bank or broker nominee or other financial intermediary, you will receive instructions on how to vote from the bank or broker. You must follow their instructions in order for your shares to be voted. Internet voting also may be offered to shareholders owning shares through certain banks and brokers. In any case, the instructions vote of the Beneficial Owner must be received no later than 5:59 am CEST, on Wednesday 5 June 2024 (11:59 pm ET on Tuesday 4 June 2024) by Broadridge.

Registration and admission

Registration will take place at the registration desk at the venue between 11.30 am CEST and the commencement of the AGM at 12.30 pm CEST. It is not possible to register after this time. The chairperson of the AGM decides on all matters relating to admission to the AGM. Any notification, proxy and any other document to be submitted in accordance with the procedures described above received after the dates and/or times described above, may be ignored. Registered Holders, Beneficial Owners, proxyholders and other attendees who have not complied with or do not comply with the procedures described above may be refused entry to the AGM.

Other matters

In case you have any questions with respect to the AGM, please contact agm@wallbox.com. You are advised to check our website (https://investors.wallbox.com) on a regular basis for updates on the AGM. The official language of the AGM shall be the English language.

The Board,

26 April 2024

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WALLBOX N.V.

EXPLANATORY NOTES TO THE AGENDA OF THE 2024 ANNUAL GENERAL MEETING

These are the explanatory notes to the agenda for the annual general meeting of shareholders of Wallbox N.V., a public limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, registered with the Dutch trade register under number 83012559 (Company), to be held on Friday 7 June 2024 at 12.30 pm CEST at Parnassusweg 300, 1081 LC Amsterdam, the Netherlands (AGM).

(2)	Discussion of the annual report for the financial year 2023 (discussion item)

This agenda item comprises a discussion of the Company’s annual report over the financial year 2023. The Company’s annual report over the financial year 2023 has been made available on the website of the Company (http://www.investors.wallbox.com) and the Company’s office address.

(3)	Adoption of the annual accounts for the financial year 2023 (voting item)

The Company’s annual accounts over the financial year 2023 have been drawn up and signed by all directors of the Company. The Company’s annual accounts over the financial year 2023 have been made available on the website of the Company (http://www.investors.wallbox.com) and the Company’s office address.

It is proposed to adopt these annual accounts.

(4)	Explanation of policy on reserves and dividends (discussion item)

This agenda item comprises an explanation of the Company’s policy on reserves and dividends, which is as follows. For the foreseeable future, the Company intends to retain all available funds and any future earnings to fund the development and expansion of the business. The payment of cash dividends in the future will be dependent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition.

Under Dutch law, the Company may only pay dividends to the extent the Company’s equity (eigen vermogen) exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law and (if it concerns a distribution of profits) after adoption by the general meeting of the Company of the annual accounts from which it appears that such distribution is permitted.

Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Board of Directors of the Company (Board). The Board may decide that all or part of the remaining profits shall be added to the reserves. After such reservation, any remaining profit will be at the disposal of the general meeting of the Company. The Board may resolve to make interim distributions on the Company shares, subject to certain requirements, and with observance of (other) applicable statutory provisions, without the approval of the general meeting of the Company. However, the Company does not anticipate paying any dividends on the Company shares for the foreseeable future.

(5)	Discharge from liability of the directors for the performance of their duties during the financial year 2023 (voting item)

It is proposed that the directors of the Company be discharged from liability for the performance of their duties during the financial year 2023, insofar as the performance of such duties is disclosed in the Company’s annual report or annual accounts over the financial year 2023 or has otherwise been publicly disclosed prior to the adoption of the Company’s annual accounts over the financial year 2023.

(6)	Reappointment and appointment of the following 12 directors of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2025 (voting items)

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Pursuant to the Company’s articles of association, directors of the Company are appointed by the general meeting of the Company at the nomination of the Board. A director of the Company shall be appointed for a term of approximately one year, which term of office shall lapse immediately after the close of the annual general meeting held in the year after his or her appointment. A director of the Company may be reappointed with due observance of the preceding sentence.

(a)	Reappointment of Enric Asunción Escorsa as executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Enric Asunción Escorsa as executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2025.

Enric Asunción Escorsa has performed his tasks satisfactorily and based upon this performance of tasks since his prior appointment, the Board believes that Enric Asunción Escorsa is the appropriate candidate for this position.

Mr. Asunción, 39 years old, is the Chief Executive Officer and executive director of the Board. Mr. Asunción is a Wallbox co-founder and has served as Wallbox’s Chief Executive Officer and as a member of the Wallbox board since 2015. Previously, Mr. Asunción served as Program Manager of Charging Installations at Tesla, Inc., an American electric vehicle and clean energy company, from June 2014 to June 2015. Prior to Tesla, Inc., Mr. Asunción worked as an engineer at Applus+ IDIADA, an engineering company providing design, testing, engineering and homologation services to the automotive industry, from July 2011 to June 2014. Mr. Asunción holds an Engineering degree from Universitat Politecnica de Catalunya (DNF). The Board believes that Mr. Asunción is well qualified to serve on the Board due to the perspective and experience he brings as Wallbox’s Chief Executive Officer and co-founder and his extensive experience in the automotive industry.

(b)	Reappointment of Beatriz González Ordóñez as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Beatriz González Ordóñez as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2025.

Beatriz González Ordóñez has performed her tasks satisfactorily and based upon this performance of tasks since her prior appointment, the Board believes that Beatriz González Ordóñez is the appropriate candidate for this position.

Ms. González, 49 years old, is the Founding and Managing Partner of Seaya Ventures, a Spanish venture capital firm specializing in technology companies. In addition to Wallbox, she has served as a board member of Cabify, Glovo, Spotahome, Filmin, Bewe, Revelock and Toqio, since 2014, 2016, 2016, 2020, 2015, 2019, and 2021, respectively. She also serves as an independent board member of Endeavor Spain and Idealista. Prior to founding Seaya in 2012, Ms. González worked at Morgan Stanley, in the finance and investment industry, from 1998 to 2000, Darby Overseas Investments, a private equity firm, from 2002 to 2003, Excel Partners, a private equity firm, from 2003 to 2004, and Fonditel, the largest pension fund in Spain, from 2005 to 2011. Ms. González holds a Finance degree from CUNEF and an MBA from Columbia Business School. The Board believes that Ms. González is qualified to serve on the Board because of her extensive experience managing funds in the technology sector.

(c)	Reappointment of Francisco J. Riberas Mera as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Francisco J. Riberas Mera as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year of 2025.

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Francisco J. Riberas Mera has performed his tasks satisfactorily and based upon this performance of tasks since his prior appointment, the Board believes that Francisco J. Riberas Mera is the appropriate candidate for this position.

Mr. Riberas, 59 years old, has been on the board of directors of Gestamp, a Spanish multinational group specialized in the design, development and manufacture of metal automotive components, since its incorporation in 1997. Mr. Riberas holds a Law degree and Economics and Business Administration degree from Comillas Pontifical University. Mr. Riberas began his professional career in the Gonvarri Group as director of Corporate Development and later as Managing Director. In 1997, Mr. Riberas formed Gestamp. Mr. Riberas sits on the management bodies of other Gestamp affiliates and of companies in Acek Group, including in the Gonvarri Group, Acek Energias Renovables and Inmobiliaria Acek. He is also a member of other boards of directors, including Telefonica and CIE Automotive. In addition, he is chairman of the Spanish Association of Automotive Suppliers (Sernauto) and chairman of the Fundación Consejo España China, among others. The Board believes that Mr. Riberas is qualified to serve on the Board because of his extensive experience in the automotive industry.

(d)	Reappointment of Pol Soler Masferrer as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Pol Soler Masferrer as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year of 2025.

Pol Soler Masferrer has performed his tasks satisfactorily and based upon this performance of tasks since his prior appointment, the Board believes that Pol Soler Masferrer is the appropriate candidate for this position.

Mr. Soler, 43 years old, is the Chief Executive Officer of Quadis, a leading Spanish car dealership group. He is also a board member of Escapa, a leading Spanish bicycle distributor. Mr. Soler holds a Bachelor’s degree in Business Administration and MBA from Esade Business School. The Board believes that Mr. Soler is qualified to serve on the Board because of his extensive experience in the automotive industry.

(e)	Reappointment of Carl A.W. Pettersson as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Carl A.W. Pettersson as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year of 2025.

Carl A.W. Pettersson has performed his tasks satisfactorily and based upon this performance of tasks since his prior appointment, the Board believes that Carl A.W. Pettersson is the appropriate candidate for this position.

Mr. Pettersson, 65 years old, is the former Chief Executive Officer of Thule, a leading automotive aftermarket company. Under Mr. Pettersson’s leadership, he transformed Thule from an automotive aftermarket accessories business into a lifestyle consumer brand company. Mr. Pettersson brings over 30 years of experience in sourcing, evaluating and acquiring automotive businesses around the world. Mr. Pettersson has served as Chairman of Brink Group B.V., a leading towing hitch business in Europe, from 2014 to 2021, and has served as a director at ZetaDisplay AB from 2014 to 2021, at KlaraBo Sverige AB from 2014 to 2021, at Skabholmen Invest AB since 2009 and at PS Enterprise AB since 2005. As noted above, Mr. Pettersson served as Chief Executive Officer of Thule from 2002 to 2010, where he oversaw international expansion through the strategic acquisitions of Konig, Omnistor, Case Logic, TrackRac and Sportrack. Mr. Pettersson has also served as Chief Executive Officer of Hilding Anders AB from 2011 to 2014 and Capital Safety Group Inc. from 2010 to 2012, and previously held executive and managerial positions with AkzoNobel N.V. and Trelleborg AB. Mr. Pettersson served as a director of Pure Safety from 2010 to 2020, a director of Pure Power from 2016 to 2019, a director of Alite International AB from 2014 to 2019, a director of Victoria Park AB from 2011 to 2019, Chairman of the board of directors of

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Hilding Anders AB from 2012 to 2014 and a member of the operating review board of Arle Capital Partners Limited from 2012 to 2014. Mr. Pettersson holds a Master of Science in Civil Engineering and Bachelor of Science in Business and Economics from Lund University. The Board believes that Mr. Pettersson is well qualified to serve on the Board based on his extensive experience including, sourcing, evaluating and acquiring automotive businesses.

(f)	Reappointment of Donna Kinzel as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Donna Kinzel as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2025.

Donna Kinzel has performed her tasks satisfactorily and based upon this performance of tasks since her prior appointment, the Board believes that Donna Kinzel is the appropriate candidate for this position.

Ms. Kinzel, 56 years old, is the Chief Financial Officer of Ursuline Academy in Wilmington, Delaware. In her role, she is responsible for all aspects of Ursuline Academy’s financial and operating functions to ensure support of the school’s mission, core values, and strategic plan. Prior to her current role, Ms. Kinzel served as Senior Vice President, Chief Financial Officer and Treasurer at Pepco Holdings. In this role, she oversaw the financial planning and analysis, operational finance, accounting, treasury and risk management functions for Pepco Holdings. Ms. Kinzel was elected as the chair of our audit committee in 2022. The Board believes that Ms. Kinzel is qualified to serve on the Board because of her accounting and finance experience with large public organizations.

(g)	Reappointment of César Ruipérez Cassinello as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint César Ruipérez Cassinello as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2025.

César Ruipérez Cassinello has performed her tasks satisfactorily and based upon this performance of tasks since her prior appointment, the Board believes that César Ruipérez Cassinello is the appropriate candidate for this position.

Mr. Ruipérez, 41 years old, has served as a Director of Corporate Development at Iberdrola, S.A., a Spanish multinational electric utility company (“Iberdrola”), an investor and commercial partner of Wallbox, since October 2008. At Iberdrola, Mr. Ruipérez led various acquisitions, divestments and joint ventures in different geographies and business segments. Prior to joining Iberdrola, from September 2005 to October 2008, Mr. Ruipérez served as analyst at Deloitte and 360 Corporate in the mergers and acquisitions departments, advising industrial customers and financial sponsors in various transactions, including acquisitions, divestments and restructurings. Mr. Ruipérez holds an International Business Administration degree by Universidad Pontificia Comillas in Madrid (ICADE) and Dublin City University (DCU). The Board believes that Mr. Ruipérez is qualified to serve on the Board because of his extensive experience in the electric utility industry.

(h)	Reappointment of Justin Mirro as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Justin Mirro as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2025.

Justin Mirro has performed his tasks satisfactorily and based upon this performance of tasks since his prior appointment, the Board believes that Justin Mirro is the appropriate candidate for this position.

Mr. Mirro, 55 years old, is the Founder, and since 2015, the President of Kensington Capital Partners LLC. He has advised on over $70 billion of mergers and acquisitions, debt, equity

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and restructuring transactions for automotive assemblers, suppliers, the aftermarket and dealerships. Mr. Mirro spent almost 20 years as an automotive investment banker for various global banks including The Royal Bank of Canada, Jefferies & Company, Moelis & Company and Salomon Smith Barney. Mr. Mirro is a member of the board of Amprius Technologies (NYSE: AMPX) and Kensington Capital Acquisition Corp. V (NYSE: KCGI.U). The Board believes that Mr. Mirro is qualified to serve on the Board of his extensive experience in the automotive industry.

(i)	Reappointment of Dr. Dieter Ernst Zetsche as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Dr. Dieter Ernst Zetsche as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2025.

Dr. Dieter Ernst Zetsche has performed his tasks satisfactorily and based upon this performance of tasks since his prior appointment, the Board believes that Dr. Dieter Ernst Zetsche is the appropriate candidate for this position.

Dr. Zetsche, 70 years old, joined the research department of what was then Daimler-Benz AG in 1976. In his career within this company he was chief engineer in Brazil, CEO of the Argentinian affiliate, Chairman, CEO and President of Freightliner Corp., Chief Engineer Mercedes Cars, Chief of Sales Daimler global, CEO of the Daimler Truck Group, CEO and President of the Chrysler Group (2000) and CEO of the Board of Management of the Daimler AG and Head of Mercedes Cars from 2005 to 2019. Among many other achievement, he sold the Chrysler Group in 2007 and subsequently turned Daimler AG into the global Leader for Premium passenger Cars and Trucks. Dr. Zetsche served on the Board of RWE AG, is the Chairman of TUI AG, and Advisory Board Member of Aldi Sued, Adobe and Volocopter. The Board believes that Dr. Zetsche is qualified to serve on the Board because of his extensive experience in the automotive industry.

(j)	Appointment of Mr. Paolo Campinoti as non-executive director

In accordance with the nomination made by the Board, it is proposed to appoint Paolo Campinoti as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2025.

The Board believes that Paolo Campinoti is the appropriate candidate for this position.

Mr. Campinoti, 56 years old, has served as Executive Vice President with commercial responsibility over EMEA, APAC, LATAM since the acquisition by Generac of Pramac Group in 2016. Based in Italy, Mr. Campinoti also continues to serve as the CEO of the Pramac Group, a position held since 1995. Previously he worked within Pramac Group in several other managerial roles. In over 25 years of service to the Pramac Group, Mr. Campinoti has led the transformation of the Pramac Group from a local Italian company to a leading power generation manufacturer with global brand recognition and presence. Mr. Campinoti holds a Bachelor of Business Administration in Economics degree from the University of Florence. Mr. Campinoti served as the Chairman of the Industrial Business Association for the South of Tuscany and as honorary consul of Romania in Florence. Since 2023 Mr. Campinoti he is honorary consul of Bahrein in Florence. The Board believes that Mr. Campinoti is qualified to serve on the Board because of his extensive experience in the energy technology products sector.

(k)	Appointment of Ferdinand Schlutius as non-executive director

In accordance with the nomination made by the Board, it is proposed to appoint Ferdinand Schlutius as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2025.

The Board believes that Ferdinand Schlutius is the appropriate candidate for this position.

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Mr. Schlutius, 33 years old, is Co-CEO of ABL GmbH, company member of Wallbox Group. Previously he was the Head of Sales of ABL Group. Mr. Schlutius studied for a Bachelor degree in Business and Economics at WU Vienna. The Board believes that Mr. Schlutius is qualified to serve on the Board because of his extensive experience in the eMobility market.

(l)	Appointment of Jordi Lainz Gavalda as non-executive director

In accordance with the nomination made by the Board, it is proposed to appoint Jordi Lainz Gavalda as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2025.

The Board believes that Jordi Lainz Gavalda is the appropriate candidate for this position.

Mr. Lainz, 55 years old, has served as CFO of the Company from March 2019 until May 2024. Prior to joining Wallbox, Mr. Lainz served as Corporate Director and CFO of Eurofred Group, distributor of air conditioning and industrial heating systems, from June 2011 to February 2019. Prior to Eurofred Group, Mr. Lainz served as a director and member of the audit committee of Ficosa International, S.A., au automotive global supplier, from May 1998 to May 2011. Mr. Lainz, holds an Economics degree from University of Barcelona and is an auditor in Spain ( Censor Jurado de Cuentas). The Board believes that Mr. Lainz is qualified to serve on the Board because of his extensive experience in the automotive sector and his familiarity with the Company and its business having served as the Company’s Chief Financial Officer.

(7)	Approval of increased number of Class A Shares under the RSU Scheme for non-executive directors of the Company (voting item)

In connection with the grant of restricted share units to non-executive directors of the Board in accordance with the Company’s incentive plan and the Company’s remuneration policy (RSU Scheme), the general meeting of the Company has previously approved the RSU Scheme and the maximum number of (rights to subscribe for) class A shares in the capital of the Company (Class A Shares) that may be granted to non-executive directors of the Board under the RSU Scheme (being an aggregate maximum number of 254,025 of Class A Shares) (2023 Approval). Reference is also made to the “Compensation Report” section of the Company’s annual report for the financial year 2023 for a description of the compensation of, inter alia, non-executive directors of the Board.

In addition to the 2023 Approval, in light of the increase of the number of non-executive directors of the Board and in order to facilitate that each former, existing and future individual non-executive director of the Board may be granted Class A Shares under the RSU Scheme: (i) a one-time grant for his/her appointment (Joining Bonus); and (ii) an annual bonus (Annual Bonus), it is proposed by the Board to the general meeting of the Company to approve that (2024 Approval):

a.

in addition to the 2023 Approval, the aggregate maximum number of Class A Shares that may be granted to an individual non-executive director of the Company under the RSU Scheme pursuant to this approval at the AGM held in 2024 shall be the sum of:

i.

such number of Class A Shares (rounded downwards to the nearest whole number of Class A Shares) representing a stock-price value of USD 50,000 as Joining Bonus for the relevant non-executive director, and

ii.

such number of Class A Shares (rounded downwards to the nearest whole number of Class A Shares) representing a stock-price value of up to USD 100,000 as Annual Bonus for the relevant non-executive director.

b.

in determining a grant and the actual number of Class A Shares or rights to subscribe for Class A Shares under the RSU Scheme to be granted to a non-executive director of the Company (including the date of the relevant granting and

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vesting date), the Board, in conjunction with the compensation committee of the Board, shall consider certain factors as it determines relevant, which may include the Company’s performance and relative shareholder return, the value of similar awards granted to directors of comparable companies, the awards granted to such director in previous years, such in accordance with the Company’s remuneration policy and the date of his/her appointment; and

c.	amendments to grants under the RSU Scheme may only be made in accordance with the Company’s incentive plan, which incentive plan has been previously approved by the general meeting of the Company.

The aggregate maximum number of Class A Shares that can be granted as Joining Bonus and Annual Bonus under the 2024 Approval in the period 2024 – 2026 shall be 868,356.

For the avoidance of doubt, the 2024 Approval shall not replace nor affect the 2023 Approval.

(8)	Authorization of the board to acquire shares in its own capital (voting item)

On 30 May 2023, the general meeting of the Company resolved to authorize the Board, for a period ending 18 months following 30 May 2023, to acquire fully paid-up shares in the capital of the Company by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the shares on the New York Stock Exchange (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company’s issued capital (determined as at 30 May 2023).

It is now proposed to renew the authorization, and hence to authorize the Board, for a period ending 18 months following the date of the AGM, to acquire fully paid-up shares in the capital of the Company by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the shares on the New York Stock Exchange (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company’s issued capital (determined as at the date of the AGM).

In case the AGM does not approve the proposed renewed authorization, the authorization granted by the general meeting of the Company on 30 May 2023 will remain in force.

(9)	Reappointment of Ernst & Young Accountants, LLP as external auditor for the financial year 2024 (voting item)

It is proposed to reappoint and instruct Ernst & Young Accountants, LLP as external auditor for the audit of the annual accounts of the Company for the financial year 2024. This proposal is based on the positive outcome of an evaluation and selection procedure performed by the Company.

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convocation notice Wallbox N.V.	10